April 24, 2025

Nga Fan Wong
Chief Executive Officer
VS MEDIA Holdings Ltd
6/F, KOHO
75 Hung To Road
Kwun Tong, Hong Kong

       Re: VS MEDIA Holdings Ltd
           Registration Statement on Form F-1
           Filed April 21, 2025
           File No. 333-286658
Dear Nga Fan Wong:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eddie Kim at 202-551-8713 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Ted Paraskevas